08002823

April 9, 2008

RECEIVED

2008 MAY 27 P 2:25

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 031/2008**

  Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2008

  Date: April 9, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

PROCESSED
MAY 29 2008
THOMSON REUTERS

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 9, 2008

RECEIVED
2008 MAY 27 P 2:35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SSA-CP 031/2008

April 9, 2008

Subject: Notification of the Resolutions of the Annual General Meeting of Shareholders for the Year 2008

To: The President
The Stock Exchange of Thailand

As Shin Satellite Public Company Limited (the "Company") has convened the Annual General Meeting of Shareholders for the Year 2008 on April 9, 2008 at the Auditorium, 9th floor, Shinawatra Tower 3, No. 1010 Viphavadee Rangsit Road, Chatuchak, Bangkok, the Company wishes to inform you of the resolutions of the Annual General Meeting of Shareholders for the year 2008 as follows:

1. RESOLVED THAT the Minutes of the Annual General Meeting of the Extraordinary General Meeting of Shareholders No.1/2007, held on 4 July 2007 be approved.

2. RESOLVED THAT the report on the Company's operating results for the fiscal year 2007 prepared by the Board of Directors be approved and THAT the balance sheets, profit and lost statement, and cash flow statement of the year 2007 ending on December 31, 2007 be approved.

3. RESOLVED THAT there will be no dividends payment to shareholders for the fiscal year 2007 as the Company still has considerable amount of dollar-denominated debt and the Company still needs to use the fund to develop and promote the iPSTAR business.

4. RESOLVED THAT the appointment of 4 auditors from KPMG Phoomchai Audit Limited to be the Company's auditors for the fiscal year 2008 be approved as follows:

1. Mr. Supot	Singhasaneh	Certified Public Accountant License No.2826
2. Mr. Winid	Silamongkol	Certified Public Accountant License No.3378
3. Ms. Somboon	Supasiripinyo	Certified Public Accountant License No.3731
4. Mr. Charoen	Phosamritlert	Certified Public Accountant License No.4068

In this regard, any of the aforementioned auditors shall examine and give recommendations to the Company's financial statements and THAT the fees for quarterly and annual auditing in fiscal year 2008 be fixed at Baht 2,258,000.

5. RESOLVED THAT the appointment of directors in replacement of those retired by rotation, and the determination of the authorized signatories and the directors' remuneration for the yea 2008 be approved as per the following details:

5.1 The directors retired by rotation are:
- Dr. Dumrong Kasemset Director
- Mr. Sue Lo-Utai Director
- Mrs. Charintorn Vongspootorn Director

5.2 The directors retired by rotation but being re-elected to continue their office are:
- Dr. Dumrong Kasemset Director
- Mr. Sue Lo-Utai Director
- Mrs. Charintorn Vongspootorn Director

5.3 The Company's Board of Directors will consist of:

- Mr. Paron Israsena Na Ayudhya	Chairman of the Board of Directors
- Mr. Sue Lo-Utai	Director
- Mr. Hiran Radeesri	Director and Chairman of the Audit Committee
- Mrs. Charintorn Vongspootorn	Director and Member of the Audit Committee
- Mr. Samrieng Mekkriengkrai	Director and Member of the Audit Committee
- Mr. Somprasong Boonyachai	Director
- Dr. Dumrong Kasemset	Director
- Ms. Nidchanun Santhavesuk	Director
- Miss Nongluck Phinainitisart	Director

5.4 The authorized signatories are as follows:
"Mr. Dumrong Kasemset, Mr. Somprasong Boonyachai and Ms. Nidchanun Santhavesuk any two of these three directors jointly sign with the Company's seal affixed."

5.5 The directors' remuneration for 2007 approved by the Remuneration Committee is up to Baht 10 million. The remuneration comprises monthly allowance, meeting allowance and bonus. The Chairman of the Board shall receive the monthly allowance of Baht 150,000 per month. The independent directors and the director nominated by the Ministry shall receive the monthly allowance of Baht 25,000 per month. The independent director who is the Chairman of the Audit Committee shall receive the additional monthly allowance of Baht 25,000 per month. The independent director who is the Chairman of the Governance and Nomination Sub-Committee, the Chairman of the Remuneration Committee or the Chairman of the Executive Committee shall receive the additional monthly allowance of Baht 10,000 per month.

The meeting allowance for each director who is representative of the Ministry of Information and Communication Technology or Independent Director shall be Baht 25,000 per each Meeting of The Board of Directors or any sub-committee of the Board.

The directors who are representatives of the major shareholder and who are executives of the Company (Executive Directors) are not entitled to such remuneration listed above.

6. RESOLVED THAT the change of the Company's name to be "THAICOM Public Company Limited"

7. RESOLVED THAT the amendment to Article 1, 2 and 43 of the Articles of Association

8. RESOLVED THAT the amendment to Clause 1 of the Memorandum of Association

THAICOM
THAICOM PUBLIC COMPANY LIMITED

RECEIVED
2008 MAY 27 P 2:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 23, 2008 Shin Satellite Public Co Ltd

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Thaicom Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Thaicom Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, TC-CP 036/2008**

  Subject: Dissemination of the minutes of the Annual General Meeting of Shareholders for the year 2008 on the Company's website.

  Date: April 23, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Tanadit C.

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Thaicom Plc.

Enclosure

THAICOM
THAICOM PUBLIC COMPANY LIMITED

RECEIVED
2008 MAY 27 P 2: 35
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 16, 2008

Judy Kang
Assistant Vice President, Depositary Receipts
The Bank of New York Mellon Corporation
101 Barclay Street, 22nd Floor
New York, NY 10286

Shin Satellite Public Co Ltd

Dear Ms. Kang,

Please process the reimbursement of the payments for the investor relations Reuters service in accordance with the copy of invoice attached.

- Invoice number 08-000822 dated April 1, 2008 for a total of US$ 2,728.50

Please pay the amount in US dollars to our account given below:

BNP Paribas, New (SWIFT: BNPAUS3N)
Account Banque Nationale de Paris, Singapore
Account No. 200-195286-003-39
CHIPS UID 064920
Favoring Shin Satellite Plc.
Account No. 50-056002-001-75-USD

As Corporate Communications Department has no record of the funds being transferred, please confirm, by e-mail if possible, when completed so that we can inform the finance department here.

Yours sincerely,

Tanadit Charoenchan
Chief Financial Officer
Thaicom Public Company Limited

Tel. +662 596 5072
Fax. +662 591 0705

Summary Translation Letter
To the Stock Exchange of Thailand
April 23, 2008

RECEIVED
2008 MAY 27 P 2:34
FICE OF INTERNATIONAL
CORPORATE FINANCE

TC-CP 036/2008

April 23, 2008

Subject: Dissemination of the minutes of the Annual General Meeting of Shareholders for the year 2008 on the Company's Website.

To: The President
The Stock Exchange of Thailand

Pursuant to the Annual General Meeting of Shareholders for the year 2008 of Shin Satellite Public Company Limited (at present known as THAICOM Public Company Limited or the "Company") held on April 9, 2008 at 2.00 p.m. at the Auditorium Room, 9 th Floor, Shinawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok.

Please be informed that the minutes of the Annual General Meeting of Shareholders for the year 2008 has been posted and accessible on the Company's website at http://www.thaicom.net from April 23, 2008 onwards.

Please be informed accordingly.

REUTERS

REUTERS (THAILAND) LIMITED
968 U Chu Liang Bldg., 34th-35th Fl., Rama IV Rd.,
Silom, Bangrak, Bangkok 10500
Tel : + 66 (0) 2648-9600
Fax : + 66 (0) 2648-9700
TAX ID NO. 3011790809

Reuters contact for enquiry :

Payment: KANYARAT CHAROENSAP
Tel: +66 (0) 2648-9662
Order Management Centre
Email ID: Asia.OrderManagement@Reuters.Com
Tel: 0018 0061 21002

SHIN SATTELITE PUBLIC COMPANY LIMITED
41/103
RATTANATHIBET RD.,
NONTHABURI 11000

ATTN.THANYALUK BUATHONG

Installation Address/Reference :
SHIN SATTELITE PUBLIC COMPANY LIMITED
NONTHABURI
41/103
RATTANATHIBET RD., 11000

INVOICE / TAX INVOICE / RECEIPT

Please quote on payment remittance :
Account Number : TH05966-001
Invoice Number : 08-000822 Page 1
Date : 1-04-08

Item Ref No No	Duration From To	Days	Qty	Service	Unit Price Per Month	Gross Price	Net Price	VAT Amount	Total USD
1	01.04.-30.06.08	90	1	REUTERS KNOWLEDGE (C)	850.00	2,550.00	2,550.00	178.50	2,728.50

Net Total	VAT Total	Total USD
2,550.00	178.50	2,728.50

VAT RATE: 7.000%

Net Total(Baht)	VAT Total(Baht)	Total(Baht)
79,809.13	5,586.64	85,395.77

EXCHANGE RATE 1USD = BAHT 31.2977

Payment due immediately on receipt of invoice.
Credit notes should be offset against total payment.

This computer generated invoice/credit note requires no signature.

Pls pay by crossed cheque "A/C PAYEE ONLY" payable
to "REUTERS (THAILAND) LIMITED"

This Receipt will be valid only when
payment has been received by Reuters

16/000137

THAICOM
THAICOM PUBLIC COMPANY LIMITED

RECEIVED
2008 MAY 27 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 11, 2008 Shin Satellite Public Co

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Satellite Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2 (b)(1)(iii) and on behalf of Shin Satellite Public Company Limited (the "Company") (**File No. 82-4527**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SSA-CP 033/2008**

  Subject: The Changing of Company's name and Symbol

  Date: April 11, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials ~~by~~ date stamping the enclosed return receipt copy of this letter and returning it to the Corporate Communications by fax at (662) 591-0724 attention Ms. Tanyapas Chuaychoo.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 596-5072 or by emailing tanyapasc@thaicom.net

Thank you for your attention in this matter.

Faithfully yours,

Mr. Tanadit Charoenchan
Executive Vice President – Finance and Accounting
Shin Satellite Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
April 11, 2008

SSA-CP 033/2008

April 11, 2008

Subject: The Changing of Company's name and Symbol

To: The President
The Stock Exchange of Thailand

Enclosure 1. Copy of Affidavit
2. Copy of the Articles of Association
3. Copy of Clause 1 of the Memorandum of Association

According to the Resolution of the Annual General Meeting of Shareholders of Shin Satellite Public Company Limited (the Company) for the Year 2008, it was approved for changing the Company's name. The Company has already completed the process for changing its name to the Registrar of Ministry of Commerce on April 10, 2008 as follows:

Former Name: SHIN SATELLITE PUBLIC COMPANY LIMITED
New Name: **THAICOM PUBLIC COMPANY LIMITED**

In order to comply with the new company's registered name, the Company is seeking to use a security symbol as follow:

Former symbol: SATTEL
New symbol: **THCOM**

The effective date of changing the symbol shall be later specified by SET

Please be informed and accordingly.

END